Organigram Reports Record Fourth Quarter and Fiscal 2025 Results

Record annual revenue, adjusted EBITDA1, and international sales.

TORONTO, ON, December 16, 2025 - Organigram Global Inc (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada's #1 recreational cannabis company by market share2, is pleased to announce record results for the fourth quarter and twelve months ended September 30, 2025 (“Q4 Fiscal 2025” or "Fiscal 2025"). All financial information in this press release is expressed in Canadian dollars ("$").

FOURTH QUARTER 2025 FINANCIAL HIGHLIGHTS

•Gross Revenue: $123.3 million (+76% year-over-year).
•Net Revenue: $80.1 million (+79% year-over-year).
•Adjusted Gross Margin1: $30.6 million or 38%.
•Adjusted EBITDA1: $9.8 million (+69% year-over-year).

FISCAL 2025 FINANCIAL HIGHLIGHTS

•Gross Revenue: $403.0 million (+63% year-over-year).
•Net Revenue: $259.2 million (+62% year-over-year).
•Adjusted Gross Margin1: $91.0 million or 35%.
•Adjusted EBITDA1: $21.9 million (+160% year-over-year).

FISCAL 2025 COMPANY HIGHLIGHTS

•#1 Market Share in Canada: Maintained recreational market leadership across Canada with 11.9% share of the market in Fiscal 2025.2
•Record International Revenue: $26.3 million (+173% year-over-year)
•Fast Acting Soluble Technology (FASTTM): Launched FASTTM with plans to leverage the platform further in future launches of ingestible products.
•Motif Acquisition: Acquired Motif Labs Ltd. ("Motif"), expanding Ontario footprint and extraction capabilities, becoming Canada’s #1 cannabis company by market share and the leader in pre-rolls and vapes, while realizing approximately $7.1 million of $15 million in identified synergies to date.
•Collective Project Acquisition: Acquired Collective Project Limited and entered both the Canadian and U.S. cannabinoid beverages market.3
•Genomics R&D: Identified genetic markers for powdery mildew resistance and began breeding resistance into key cultivar which is expected to reduce plant care and increase yields over time.
•Seed-Based Cultivation: Leveraged investment in Phylos Bioscience Inc. to achieve consistent seed-based cultivation while increasing room turns and reducing labour costs.
1 Adjusted gross margin, adjusted gross margin %, and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS, as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.
2 Multiple Sources (Hifyre, Weedcrawler, provincial boards, internal modelling) as of September 30, 2025.
3 In November 2025, the U.S. enacted the Continuing Appropriations and Extensions Act of 2026 (H.R. 5371), which includes a provision (section 781) to amend the definition of hemp in the 2018 Farm Bill to effectively eliminate hemp-derived THC products, although the change does not become effective for 365 days from the date of enactment. Organigram’s U.S. offerings would be directly impacted by this change in law; additionally, Organigram has investments in hemp seed and hemp ingredient manufacturers in the U.S. that may be impacted by this legislation. Efforts are underway to repeal, replace, or delay this amendment, but whether any change will occur is uncertain. If current federal legislation is not amended or reversed, Organigram may have to sell, wind-down or otherwise restructure its hemp THC product related activities in the U.S. by November 2026.

•Record Harvest: Achieved largest annual harvest in Company history through enhanced cultivation practices, upgraded lighting, and seed-based cultivation.

“Fiscal 2025 was marked by purposeful growth and a continued shift toward platforms that scale at home and abroad,” said Peter Amirault, Executive Chair. “Our acquisitions broadened our capabilities in extraction, beverages, and brand-led innovation, while strengthening our leadership in core categories. We expanded our international presence and advanced the technologies that will support the next phase of our portfolio, from seed-based cultivation to fast-acting ingestible delivery. These initiatives reflect a consistent strategy: support future growth through operational scale, IP, and market access to compete globally. With our incoming Chief Executive Officer, James Yamanaka, whose global experience will be invaluable, Organigram is positioned to translate its domestic leadership into sustained international growth and long-term value creation.”

FISCAL 2025 FINANCIAL OVERVIEW

•Net Revenue:
◦Increased 63% to $259.2 million from $159.8 million in the year ended September 30, 2024 ("Fiscal 2024") primarily due to an increase in recreational and international revenue.
•Cost of Sales:
◦Increased to $174.9 million, compared to $111.4 million in Fiscal 2024, due to higher overall sales.
•Gross Margin Before Fair Value Changes:
◦Increased to $84.3 million from $48.5 million in Fiscal 2024, primarily due to higher net revenue and the realization of operational efficiencies.
•Adjusted Gross Margin4:
◦Increased to $91.0 million, or 35% of net revenue, compared to $53.9 million, or 34% in Fiscal 2024. The improvement was primarily due to higher international sales, improved product mix, selected price increases, and lower cultivation and post-harvest costs.
•Selling General and Administrative ("SG&A"):
◦Increased to $90.6 million, compared to $64.8 million in Fiscal 2024. Annual SG&A expenses as a percent of net revenue decreased to 35% from 41%, due to cost savings initiatives, partially offset by implementation costs related to the final phase of the Company's new ERP system.
•Adjusted EBITDA4:
◦Increased 160% to $21.9 million in Fiscal 2025, compared to $8.4 million in Fiscal 2024 as a result of higher recreational cannabis revenue and a higher adjusted gross margin.
•Net Loss:
◦Decreased 46% to $24.8 million, compared to net loss of $45.4 million in Fiscal 2024. A primary factor contributing to net loss was non-cash changes in fair value of derivative liabilities, preferred shares and other financial assets. The decrease in net loss from the comparative period is primarily due to higher gross margin and a deferred tax recovery that was recorded in Fiscal 2025.
•Net Cash (used in) Provided by Operating Activities:
◦Cash used in operating activities increased to $7.6 million, compared to net cash provided of $3.9 million in Fiscal 2024 due to higher investment in working capital.
4 Adjusted gross margin, adjusted gross margin %, and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS, as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.

◦Cash used in operating activities before working capital changes decreased 51% to $5.5 million from cash used of $11.1 million in Fiscal 2024.

FOURTH QUARTER FISCAL 2025 FINANCIAL OVERVIEW

•Net Revenue:
◦Increased 79% to $80.1 million, from $44.7 million in the fourth quarter ended September 30, 2024 ("Q4 Fiscal 2024") primarily due to the contributions from the Motif acquisition, higher recreational cannabis sales and higher international sales.
•Cost of Sales:
◦Increased to $52.1 million, from $30.9 million in Q4 Fiscal 2024, primarily due to higher overall net revenue.
•Gross Margin Before Fair Value Changes:
◦Increased to $28.0 million from $13.8 million in Q4 Fiscal 2024, driven by a higher proportion of international sales, lower cost of sales achieved through operating efficiencies, and reduced inventory provisions and net realizable value adjustments.
•Adjusted Gross Margin5:
◦Increased to $30.6 million, or 38% of net revenue, compared to $16.5 million, or 37%, in Q4 Fiscal 2024, largely due to higher international sales, improved product mix, selected price increases, and lower cultivation and post-harvest costs.
•Selling General and Administrative ("SG&A"):
◦Increased to $26.6 million from $14.2 million in Q4 Fiscal 2024, primarily due to the inclusion of Motif expenses, implementation costs related to the final phase of the Company's new ERP system, partially offset by cost savings initiatives.
•Adjusted EBITDA5:
◦Increased to $9.8 million compared to $5.9 million in Q4 Fiscal 2024, primarily attributable to higher net revenue, lower general and administrative expenses as a proportion of net revenue and the increase in adjusted gross margins.
•Net Loss:
◦Increased to $38.0 million, compared to a net loss of $5.4 million in Q4 Fiscal 2024. The increase in net loss from the comparative period is primarily due non-cash changes in fair value of derivative liabilities, preferred shares and other financial assets.
•Net Cash (used in) Provided by Operating Activities:
◦Increased to $(1.5) million, compared to cash provided of $8.9 in Q4 Fiscal 2024 due to increased investment in working capital.
◦Cash provided in operating activities before working capital changes increased 161% to $3.1 million from $1.2 million in Q4 Fiscal 2024.

“As we near the close of the calendar year, we are pleased with our performance in Fiscal 2025 and are looking forward to the year ahead. We delivered international growth, realized synergy savings from the Motif integration, and improved our adjusted gross margin and adjusted EBITDA through capacity expansion and operational efficiencies,” said Greg Guyatt, Chief Financial Officer. “Looking to Fiscal 2026, we believe we are well-positioned for strong revenue growth with net revenue expected to exceed $300 million in Fiscal 20266, along with margin expansion supported by increasing domestic and international demand, stronger cultivation performance, streamlined logistics, and product mix.”
5 Adjusted gross margin, adjusted gross margin %, and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS, as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.
6 This assumes that the Company continues to have a strong innovation pipeline, increasing international sales, high cannabis quality and higher potency, commercialization of FAST nanoemulsion technology in ingestible formats, and receipt of the EU-GMP certification. Please refer to "Forward-Looking Information" in this press release for more information.

International Business Unit

•In Fiscal 2025, the Company achieved record international sales of $26.3 million compared to $9.7 million in Fiscal 2024.
•U.S. Expansion: Further expanded U.S. presence with the launch of happly edibles powered by FASTTM, designed to target consumer mood states like relax, socialize, and sleep with the inclusion of functional ingredients like caffeine, l-theanine, and chamomile extract.7
•EU-GMP: The Company completed its EU-GMP audit in November 2024, provided additional information to the regulator in October 2025, and is awaiting confirmation of certification or any required next steps.

Balance Sheet and Liquidity

•On September 30, 2025, the Company had cash, restricted cash, and short-term investments of $84.4 million compared to $133.4 million at September 30, 2024.

Select Balance Sheet Metrics (in $000s)	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024	% Change
Cash, restricted cash & short-term investments	84,420	133,426	(37)%
Biological assets & inventories	123,954	82,524	50%
Other current assets	76,523	46,269	65%
Accounts payable & accrued liabilities	89,247	47,097	89%
Working capital	158,738	208,897	(24)%
Property, plant & equipment	122,977	96,231	(3)%
Total assets	562,211	407,860	37%
Total liabilities	213,081	101,871	109%
Shareholders’ equity	349,130	305,989	13%

Select Key Financial Metrics (in $000s unless otherwise indicated)	Fiscal 2025	Fiscal 2024	% Change
Gross revenue	403,024	247,177	63%
Excise taxes	(143,841)	(87,336)	65%
Net revenue	259,183	159,841	62%
Cost of sales	174,850	111,390	57%
Gross margin before fair value changes to biological assets & inventories sold	84,333	48,451	74%
Realized loss on fair value on inventories sold and other inventory charges	(67,125)	(52,078)	29%
Unrealized gain on changes in fair value of biological assets	73,008	51,151	43%
Gross margin	90,216	47,524	90%
Adjusted gross margin[1]	91,004	53,934	69%
Adjusted gross margin %[1]	35%	34%	1%
Selling (including marketing), general & administrative expenses[2]	90,596	64,806	40%
Adjusted EBITDA[1]	21,855	8,416	160%
Net loss	(24,759)	(45,440)	(46)%
Net cash (used in) provided by operating activities before working capital changes	(5,468)	(11,085)	(51)%
Net cash (used in) provided by operating after working capital changes	(7,591)	3,872	nm
1 Adjusted gross margin, adjusted gross margin %, and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS, as issued by the International Accounting Standards Board, and
7 In November 2025, the U.S. enacted the Continuing Appropriations and Extensions Act of 2026 (H.R. 5371), which includes a provision (section 781) to amend the definition of hemp in the 2018 Farm Bill to effectively eliminate hemp-derived THC products, although the change does not become effective for 365 days from the date of enactment. Organigram’s U.S. offerings would be directly impacted by this change in law; additionally, Organigram has investments in hemp seed and hemp ingredient manufacturers in the U.S. that would also likely be negatively impacted by this legislation. Efforts are underway to repeal, replace, or delay this amendment, but whether any change will occur is uncertain. If current federal legislation is not amended or reversed, Organigram may have to sell or wind-down its hemp THC product related activities in the U.S. by November 2026.

might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.
2 Excluding non-cash share-based compensation.

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q4-2025	Q4-2024	% Change
Gross revenue	123,250	69,877	76%
Excise taxes	(43,189)	(25,179)	72%
Net revenue	80,061	44,698	79%
Cost of sales	52,053	30,907	68%
Gross margin before fair value changes to biological assets & inventories sold	28,008	13,791	103%
Realized loss on fair value on inventories sold and other inventory charges	(25,406)	(15,365)	65%
Unrealized gain (loss) on changes in fair value of biological assets	29,236	18,790	56%
Gross margin	31,838	17,216	85%
Adjusted gross margin[1]	30,578	16,543	85%
Adjusted gross margin %[1]	38%	37%	1%
Selling (including marketing), general & administrative expenses[2]	26,565	14,226	87%
Adjusted EBITDA[1]	9,843	5,860	68%
Net loss	(37,964)	(5,433)	599%
Net cash (used in) provided by operating activities before working capital changes	3,113	1,191	161%
Net cash (used in) provided by operating activities	(1,452)	8,893	nm
1 Adjusted gross margin, adjusted gross margin %, and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS, as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.

ADJUSTED GROSS MARGIN AND ADJUSTED EBITDA RECONCILIATION

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q4-2025	Q4-2024	Fiscal 2025	Fiscal 2024
Net revenue	$80,061	$44,698	$259,183	$159,841
Cost of sales before adjustments	49,483	28,155	168,179	105,907
Adjusted gross margin	30,578	16,543	91,004	53,934
Adjusted gross margin %	38%	37%	35%	34%
Less:
Provisions of inventories and biological assets	1,603	2,043	3,085	4,657
Provisions to net realizable value	967	709	1,133	826
Incremental fair value component on inventories sold from acquisitions	—	—	2,453	—
Gross margin before fair value adjustments	28,008	13,791	84,333	48,451
Gross margin % (before fair value adjustments)	35%	31%	33%	30%
Add:
Realized loss on fair value on inventories sold and other inventory charges	(25,406)	(15,365)	(67,125)	(52,078)
Unrealized gain on changes in fair value of biological assets	29,236	18,790	73,008	51,151
Gross margin	31,838	17,216	90,216	47,524
Gross margin %	40%	39%	35%	30%

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q4-2025	Q4-2024	Fiscal 2025	Fiscal 2024
Net loss as reported	(37,964)	(5,433)	(24,759)	(45,440)
Add/(deduct):
Investment income, net of financing costs	(73)	(960)	(1,150)	(3,311)
Income tax (recovery) expense	(3,761)	30	(13,770)	—
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	4,960	3,073	17,975	12,836
Share-based compensation (per statement of cash flows)	947	1,093	4,217	7,182
Legal provisions (recoveries), government subsidies, insurance recoveries and other non-operating expenses (income)	42,539	6,646	17,799	13,080
ERP implementation costs	951	465	3,540	1,636
Transaction costs	448	74	6,580	915
Provisions (recoveries) and net realizable value adjustments related to inventory and biological assets	(1,260)	(673)	(1,665)	6,410
Research and development expenditures, net of depreciation	3,056	1,545	10,605	10,869
Provision for expected credit losses	—			4,239
Adjusted EBITDA	$9,843	$5,860	$19,372	$8,416

FOURTH QUARTER AND FULL YEAR FISCAL 2025 CONFERENCE CALL

The Company will host a conference call to discuss its results with details as follows:
Date:    December 16, 2025
Time:    8:00 am Eastern Time

To register for the conference call, please use this link:
https://registrations.events/direct/Q4I9676638

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/724034228

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin, adjusted gross margin % and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates and impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research & development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc expected credit losses. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derive expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) realized fair value on inventories sold from acquisitions; (iv) provisions (recoveries) and impairment of inventories and biological assets; (iv) provisions to net realizable value. Adjusted gross margin % is calculated by dividing adjusted gross margin by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and please refer to "Adjusted Gross Margin and Adjusted EBITDA Reconciliation" in of this press release for a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments and please refer to "Adjusted Gross Margin and Adjusted EBITDA Reconciliation" in this press release for a reconciliation to such measure.

About Organigram Global Inc.

Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc., a licensed cultivator and processor. Through its recent acquisition of Collective Project Limited, Organigram participates in the US and Canadian cannabinoid beverages markets.

Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, Monjour, Tremblant, Collective Project, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and infused pre-roll production. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, expectations for increasing domestic and international demand, stronger cultivation performance, streamlined logistics, and product mix, expected revenue growth, net revenue, and margin improvement in Fiscal 2026, expectations regarding the next phase of the Company's portfolio, from seed-based cultivation to fast-acting ingestible delivery; expectations regarding EU-GMP certification; statements regarding the changes in laws, regulations, guidelines, and policies, and the future of the Company's hemp THC product related activities in the U.S.; and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; change in stock exchange listing practices; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms;

unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; and changes in crop yields. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval+ (“SEDAR”) at www.sedarplus.ca and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release.

Certain forward-looking information included herein may also constitute a "financial outlook" within the meaning of applicable securities legislation. Financial outlook involves statements about the Company’s prospective financial performance and financial position that are based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's expectations regarding a strong innovation pipeline, increasing international sales, high cannabis quality and higher potency, commercialization of FAST nano emulsion technology in ingestible formats, and receipt of the EU-GMP certification. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. The actual results of the Company’s operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.

The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated December 16, 2025 and there can be no assurance whatsoever that these events will occur.

Third-Party Information

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries, please contact:

Megan McCrae, Senior Vice President, Global Brands and Corporate Affairs
megan.mccrae@organigram.ca